

July 9, 2013

Via E-mail
Mr. Donald Keith Mosing
Chief Executive Officer
Frank's International N.V.
Prins Bernhardplein 200
1097 JB Amsterdam, The Netherlands

> **Re: Frank's International N.V.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 25, 2013**
> **File No. 333-188536**

Dear Mr. Mosing:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 16

Risks Related to Our Organizational Structure, page 28

1. We note that Mr. Mosing is the sole board member and the sole member of the Supervisory Board. You disclose on page 99 that his compensation arrangements were passed on by the Supervisory Board. Provide a risk factor addressing this fact. Address also that there do not appear to be threshold or maximum levels for his 2% of EBITDA bonus.

The Mosing family will hold a majority of the combined…, page 28

2. Please expand your risk factor disclosure to discuss in more detail the extent to which the Mosing family will control the company's management and affairs. For example, we note the Mosing family's financing of the company's activities at pages 114-115.

Business, page 69

Industry, page 74

Trends in the Industry, page 78

3. We note your response to prior comment 6 and the relevant portion of the International Energy Agency report provided. Please provide support for your statement that according to the IEA, global energy demand will increase 47% from 2010.

Compensation Discussion and Analysis, page 97

Overview of Executive Compensation and Our Compensation Process, page 98

4. Please provide further analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for 2012. For example, you provide little, if any, of your specific company and/or individual goals and objectives that otherwise would not apply to any company. Provide a description of the specific levels of achievement of each named executive officer relative to the targets as well as any additional information pertaining to each individual's performance that the informal compensation committee considered in determining specific payout levels for 2012. Please provide sufficient quantitative and qualitative analysis of the factors the compensation committee, chief executive officer, or executive chairman of the board considered in making specific compensation awards. See Item 402(b)(1) of Regulation S-K.

5. We note your response to our prior comment 21 and we note your disclosure at page 98 that you target your total executive compensation to be in line with your peer group. Please identify the members of your peer group and disclose any specific benchmarks of your compensation against your peer group, and where your actual compensation payments fell within your targeted parameters.

Description of Capital Stock, page 119

Dividends, page 121

6. We note your disclosure here and elsewhere that you intend to pay quarterly dividends on your common stock and an annual dividend on your Series A preferred stock. Please provide us with your basis for your dividend projection, including any assumptions supporting that projection.

7. We note your disclosure at page 61 that you expect to fund part of the dividend on common stock with the tax distribution from FICV. Please disclose here and elsewhere whether your historical cash flows would have been sufficient to fund both your common

stock and Series A preferred stock dividends and whether there are any rights and preferences with respect to the payment of such dividends. Finally, identify and quantify, if practicable, any debt covenants or similar restrictions that would limit your ability to pay the dividend.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding issues related to the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763, or in her absence, me, at (202) 551-3745, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Douglas E. McWilliams
         Jeffery K. Malonson